                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                      ------------------------------------


                HCW PENSION REAL ESTATE FUND LIMITED PARTNERSHIP
                           (Name of Subject Company)

                        COOPER RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------

--------------                                                   --------------
CUSIP No. NONE                      14D-1/A                         Page 2
--------------                                                   --------------

===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

             COOPER RIVER PROPERTIES, L.L.C.
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group            (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
    3.       SEC Use Only
-------------------------------------------------------------------------------
    4.       Sources of Funds

             AF
-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

             DELAWARE
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

             0
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                            [ ]
-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

             0%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

             OO
===============================================================================

--------------                                                   --------------
CUSIP No. NONE                      14D-1/A                         Page 3
--------------                                                   --------------

===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

             INSIGNIA PROPERTIES, L.P.
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group            (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
    3.       SEC Use Only
-------------------------------------------------------------------------------
    4.       Sources of Funds

             WC
-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

             DELAWARE
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

             0
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                            [ ]
-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

             0%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

             PN
===============================================================================

--------------                                                   --------------
CUSIP No. NONE                      14D-1/A                         Page 4
--------------                                                   --------------

===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

             INSIGNIA PROPERTIES TRUST
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group            (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
    3.       SEC Use Only
-------------------------------------------------------------------------------
    4.       Sources of Funds

             NOT APPLICABLE
-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

             MARYLAND
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

             0
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                            [ ]
-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

             0%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

             OO
===============================================================================

--------------                                                   --------------
CUSIP No. NONE                      14D-1/A                         Page 5
--------------                                                   --------------

===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

             APARTMENT INVESTMENT AND MANAGEMENT COMPANY
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group            (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
    3.       SEC Use Only
-------------------------------------------------------------------------------
    4.       Sources of Funds

             NOT APPLICABLE
-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

             MARYLAND
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

             15,698
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                            [ ]
-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

             0.5%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

             CO
===============================================================================

                       AMENDMENT NO. 1 TO SCHEDULE 14D-1

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on September 23, 1998 (the "Statement") by Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia") relating to the tender offer of the Purchaser for up to 4,000 of the outstanding units of limited partnership interest (the "Units") of HCW Pension Real Estate Fund Limited Partnership (the "Partnership"), at a purchase price of $475 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 23, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 1 is being filed to report, among other things, information regarding the change in control of the bidders that occurred as a result of the merger (the "AIMCO Merger") of Insignia with and into Apartment Investment and Management Company, a Maryland Corporation ("AIMCO") on October 1, 1998, as disclosed in Section 11 of the Offer to Purchase. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the original Statement.

              The following Items of the Statement are hereby supplemented and/or amended:

ITEM 2.  IDENTITY AND BACKGROUND.

              (a)-(d), (g) This Statement is being filed by the Purchaser, IPLP, IPT and AIMCO (collectively, the "Bidders"). As a result of the completion of the AIMCO Merger on October 1, 1998, AIMCO succeeded to Insignia with respect to all interests owned by Insignia, including Insignia's interests in IPT and IPLP. Upon consummation of the AIMCO Merger, AIMCO and its subsidiaries contributed all of the common partnership units in IPLP which it acquired from Insignia to AIMCO Properties, L.P., a Delaware limited partnership which is controlled by AIMCO ("AIMCO OP"). Accordingly, IPT remains the sole general partner of IPLP (owning approximately 70% of the total equity interests of IPLP) and AIMCO OP is the sole limited partner of IPLP (owning approximately 30% of the total equity interests in IPLP). AIMCO also owns approximately 50.7% of the outstanding common shares of IPT, with the right to acquire up to 65.4% of such shares (based upon the number of common shares of IPT outstanding as of October 1, 1998) upon AIMCO OP's exercise of its right to exchange one common partnership unit of IPLP for one common share of IPT. As of June 30, 1998, AIMCO owns an approximately 89% controlling interest in AIMCO OP through its wholly-owned subsidiaries, AIMCO-LP, Inc., a Delaware corporation ("AIMCO-LP"), and AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"). AIMCO-LP is a limited partner of AIMCO OP (owning approximately 88% of the outstanding equity interests) and AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the outstanding equity interests).

              AIMCO. AIMCO was formed on January 10, 1994 and currently is one of the largest owners and managers of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998. As of June 30, 1998, AIMCO, through its subsidiaries, owned or controlled 58,345 units in 210 apartment communities and had an equity interest in 74,318 units in 478 apartment communities. In addition, AIMCO managed 68,248 units in 357 apartment communities for third parties and affiliates, for an aggregate portfolio of owned and managed properties of 200,911 units in 1,045 apartment communities. The apartment communities are located in 42 states, the District of Columbia and Puerto Rico. AIMCO has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes. AIMCO conducts substantially all of its operations through AIMCO OP and its subsidiaries.

              On October 1, 1998, AIMCO acquired substantially all of Insignia's residential assets and ownership interests (including its controlling interest in IPT) pursuant to the AIMCO Merger. Insignia was a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets, and was the largest manager of multifamily residential properties in the United States as of January 1, 1998. As of the consummation of the AIMCO Merger, Insignia provided, among other things, property and/or asset management services for over 3,800 properties, including approximately 272,000 residential units. Following the AIMCO Merger, AIMCO will operate more than 2,000 properties, including nearly 400,000 apartment units serving approximately one million residents.

              Also, on October 1, 1998, AIMCO and IPT entered into an agreement and plan of merger (the "IPT Merger Agreement"), which provides for, among other things, (a) the merger of IPT with and into AIMCO, with AIMCO being the surviving corporation, or (b) the merger of a subsidiary of AIMCO with and into IPT, with IPT being the surviving corporation (collectively, the "IPT Merger"). The IPT Merger Agreement provides that, upon consummation of the IPT Merger, shareholders of IPT (the "IPT Shareholders") will receive $13.25 per common share of beneficial ownership, $.01 par value per share (the "Shares"), of IPT in cash, or $13.28 per Share in shares of common stock of AIMCO, at AIMCO's option.

              The IPT Merger is subject to the approval of the IPT Shareholders, regulatory approvals, and the satisfaction or waiver of various other conditions. AIMCO has agreed to vote all Shares owned by it in favor of the IPT Merger Agreement and the transactions contemplated thereby, and granted certain members of the Board of Trustees of IPT (the "IPT Board") an irrevocable proxy (the "Irrevocable Limited Proxy") to vote all Shares held by AIMCO at all meetings of IPT Shareholders, and in every written consent in lieu of such meetings, in favor of approval of the IPT Merger and any matter that could reasonably be expected to facilitate the IPT Merger. Each grantee under the Irrevocable Limited Proxy explicitly agreed in writing to vote all Shares subject to the Irrevocable Limited Proxy in favor of the IPT Merger. The Irrevocable Limited Proxy will terminate upon the earlier of (a) January 1, 2002 and (b) the consummation of the IPT Merger.

              The board of directors of AIMCO and the IPT Board may agree in writing to terminate the IPT Merger Agreement without completing the IPT Merger. The IPT Merger Agreement may also be terminated in certain other circumstances.

              If the IPT Merger is not completed, AIMCO will continue to control the majority of outstanding Shares. However, certain transactions involving AIMCO and IPT that occur between the effective time of the IPT Merger and the termination of the IPT Merger Agreement between AIMCO and IPT, including the acquisition by AIMCO of assets of IPLP and interests in partnerships controlled by IPT, will be unwound.

              Schedule II attached hereto, relating to certain information regarding the directors and executive officers of AIMCO, hereby replaces
Schedule III to the Offer to Purchase in its entirety.

              IPLP and IPT. Immediately following the AIMCO Merger, on October 1, 1998, IPLP and AIMCO OP entered into an Assignment and Assumption Agreement (the "Assignment Agreement"), pursuant to which IPLP transferred and assigned, among other things, all of the Units directly owned by IPLP to AIMCO OP in exchange for common units of limited partnership interest in AIMCO OP.

              Schedule I attached hereto, relating to certain information regarding the trustees and executive officers of IPT, hereby supplements and amends Schedule II to the Offer to Purchase.

              The Purchaser. Upon consummation of the AIMCO Merger, IPLP was appointed managing member of the Purchaser and therefore replaced all of the managers listed on Schedule I to the Offer to Purchase.

              The principal executive offices of the Purchaser, IPLP, IPT and AIMCO are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222 and the telephone number of each is (303) 757-8101.

              (e)-(f) During the last five years, none of the Bidders, nor to the best of their knowledge any of the persons listed in Schedules I or II to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              The Purchaser expects to obtain all of the funds required to purchase 4,000 Units, if tendered, and to pay related fees and expenses from IPLP through capital contributions. IPLP in turn will receive funds from AIMCO (or any of its affiliates), which intends to use its cash from operations and equity issuances. The Purchaser has not conditioned the Offer on obtaining financing.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

              IPT, through the Purchaser (which is an affiliate of the General Partner), is seeking to acquire Units pursuant to the Offer in order to increase its equity interest in the Partnership, primarily for investment purposes and with a view to making a profit. Following the completion of the Offer, IPT and/or persons related to or affiliated with it may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. AIMCO presently is considering whether, following the consummation of the Offer, it will engage in one or more exchange offers or tender offers for Units. There is a substantial likelihood that, within a relatively short time after the consummation of the Offer, AIMCO or one of its affiliates will offer to acquire Units in exchange for, at the option of limited partners of AIMCO OP, preferred units or common units of limited partnership interest in AIMCO OP. While such an exchange offer is probable, no definite plans exist as to when or whether to commence such an exchange offer, or as to the terms of any such exchange offer, and it is possible none will occur. AIMCO also expects that after consummation of the Offer it will consider and may pursue other means of acquiring additional Units, including through further cash tender offers, negotiated purchases or otherwise. AIMCO and IPT (which are affiliates of the General Partner) also may consider disposing of some or all of the Units the Purchaser acquires pursuant to the Offer, either directly or by a sale or other disposition of one or more interests in IPT or IPLP, depending among other things on the requirements from time to time of AIMCO, IPT and their affiliates in light of liquidity, strategic, tax and other considerations.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

              Upon consummation of the AIMCO Merger, effective October 1, 1998, IPLP and AIMCO OP entered into the Assignment Agreement pursuant to which IPLP transferred and assigned, among other things, the Units directly owned by it to AIMCO OP. Accordingly, AIMCO OP currently owns the 15,698 (representing approximately .5% of the outstanding) Units previously owned by IPLP, and AIMCO may be deemed to beneficially own those Units as a result of its interest in AIMCO OP. The information in Item 2 above is incorporated herein by reference, and information regarding the Assignment Agreement is qualified in its entirety by reference to that Agreement, which is attached hereto as Exhibit (c)(1) and incorporated herein by reference.

              Except as otherwise set forth herein, none of the Purchaser, IPLP, IPT, AIMCO or, to the best of Purchaser's knowledge any of the persons listed on Schedules I or II to the Offer to Purchase, or any affiliate of the foregoing, (i) beneficially owns or has a right to acquire any Units, (ii) has effected any transaction in the Units in the last 60 days, or (iii) has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss of the giving or withholding of proxies. Andrew L. Farkas historically reported beneficial ownership of Units because he may have been deemed to control Insignia and IPT as a result of the fact that he was Chairman of the Board, Chief Executive Officer and President and an 18% shareholder of Insignia. On October 1, 1998, Insignia (including its controlling interest in IPT) was merged with and into Insignia, with AIMCO being the surviving corporation pursuant to the AIMCO Merger. Also effective on October 1, 1998, IPT and AIMCO executed the IPT Merger Agreement with respect to the IPT Merger. As further described in Item 7 below, Mr. Farkas may be deemed to continue to beneficially own the Units previously reported because (i) AIMCO granted Mr. Farkas an irrevocable limited proxy to vote the Shares owned by AIMCO in favor of the IPT Merger and (ii) Mr. Farkas continues to serve as a trustee of IPT, with certain powers including, among others, the right to waive or amend the provisions of the IPT Merger Agreement.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

              The information set forth in Items 2 and 6 above is incorporated herein by reference.

              The IPT Merger Agreement also provides that Andrew L. Farkas, James A. Aston, Warren M. Eckstein, Frank M. Garrison and Bryan L. Herrmann will continue to serve as trustees of IPT (collectively, the "Continuing Trustees") until the earlier of the closing of the IPT Merger or the termination of the IPT Merger Agreement. Pursuant to the IPT Merger Agreement and the Bylaws of IPT, a majority of the Continuing Trustees must approve, among other things, the following actions: (i) removal of a Continuing Trustee;
(ii) termination of IPT's independent auditors or the financial advisor or legal counsel for the IPT Merger; (iii) all alternative proposals to acquire IPT or its subsidiaries; (iv) amendment or waiver of any provision of (A) the IPT Merger Agreement, (B) the Fourth Amended and Restated Agreement of Limited Partnership of Insignia Properties, L.P., (C) the Declaration of Trust of IPT or (D) the Bylaws of IPT; (v) modification of the powers of the Continuing Trustees; and (vi) making of loans by IPT or its subsidiaries to AIMCO or its subsidiaries. The Continuing Trustees' special powers terminate on the earliest to occur of (i) the IPT Merger, (ii) January 1, 2002, or (iii) the sooner termination of the IPT Merger Agreement under certain circumstances.

              In connection with the execution of the IPT Merger Agreement, AIMCO and certain shareholders of IPT entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the IPT Merger Agreement under certain circumstances, it will vote its IPT Shares as follows: for the first two annual meetings of IPT Shareholders following such a termination, in favor of designees of the Continuing Trustees so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding IPT Shares, but terminates upon consummation of the IPT Merger.

              The information set forth above and in Item 2 is qualified in its entirety by reference to the IPT Merger Agreement, Irrevocable Limited Proxy, IPT Bylaws and Shareholder's Agreement, each of which is attached hereto as Exhibits (c)(2), (c)(3), (c)(4) and (c)(5) and incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

              AIMCO is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning AIMCO's business, principal properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of AIMCO's securities, any material interests of such persons in transactions with AIMCO and certain other matters is required to be disclosed in proxy statements and annual reports distributed to AIMCO's shareholders and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's public reference facilities and should also be available for inspection in the same manner as set forth with respect to the Partnership in
Section 9 to the Offer to Purchase.

              Set forth below is certain consolidated financial information with respect to AIMCO and its consolidated subsidiaries for its fiscal years ended December 31, 1997, 1996 and 1995 and the six-month periods ended June 30, 1998 and 1997. More comprehensive financial and other information is included in AIMCO's Annual Report on Form 10-K for the year ended December 31, 1997, as amended (including management's discussion and analysis of financial condition and results of operations) and in other reports and documents filed by AIMCO with the Commission. The financial information set forth is qualified in its entirety by reference to such reports and documents filed with the Commission and the financial statements and related notes contained therein. These reports and other documents may be examined and copies thereof may be obtained in the manner set forth above.

                                      APARTMENT INVESTMENT MANAGEMENT COMPANY
                                     SUMMARY HISTORICAL FINANCIAL INFORMATION
                                       (in thousands, except per share data)

                                               SIX MONTHS ENDED                          YEAR ENDED
                                                   JUNE 30,                             DECEMBER 31,
                                                   --------                             ------------
                                             1998            1997            1997           1996            1995
                                             ----            ----            ----           ----            ----
                                                 (unaudited)                                            (restated)(a)
OPERATING DATA:
   Income from rental property
     operations........................ $    62,619     $    30,779     $    72,477    $    39,814     $    27,483
   Income from service company
     business..........................       3,893           2,507           2,028          1,717           1,973
   Income (loss) from operations.......      35,998          11,733          30,246         15,629          14,988
   Net Income (loss)...................      35,262           9,848          28,633         12,984          13,375

PER SHARE DATA:
   Basic earnings per common share..... $      0.62     $      0.53     $      1.09    $      1.05     $      0.86
   Diluted earnings per common share... $      0.61     $      0.53     $      1.08    $      1.04     $      0.86
   Weighted average number of common
     shares outstanding................      43,206          18,424          24,055         12,411           9,571
   Weighted average number of common
     shares and common share equivalents
     outstanding.......................      43,409          18,559          24,436         12,427           9,579
   Dividends paid per common share..... $     1.125     $     0.925     $      1.85    $      1.70     $      1.66

BALANCE SHEET DATA (End of Period):
   Real estate, before accumulated
     depreciation...................... $ 2,585,204     $ 1,102,073     $ 1,657,207    $   865,222     $   477,162
   Real estate, net of accumulated
     depreciation......................   2,287,309         945,969       1,503,922        745,145         448,425
   Cash and cash equivalents...........      49,320          21,521          37,088         13,170           2,379
   Total assets........................   3,054,741       1,272,890       2,100,510        827,673         480,361
   Total mortgages and notes payable...   1,314,475         644,457         808,530        522,146         268,692
   Mandatorily redeemable convertible
     preferred stock...................          -- --           --              --             --              --
   Minority interests in AIMCO
     Operating Partnership.............     134,694          63,366         111,962         58,777          30,376
   Stockholders' equity................   1,394,394         388,477       1,045,300        215,749         169,032

CASH FLOW DATA:
   Cash provided by operating activities$     5,838     $    25,035     $    73,032    $    38,806     $    25,911
   Cash used in investing activities...    (100,669)       (108,134)       (717,663)       (88,144)        (60,821)
   Cash provided by (used in) financing
     activities........................     107,063          91,450         668,549         60,129          30,145

OTHER DATA:
   Funds from operations(b)............ $    83,657     $    28,441     $    81,155    $    35,185     $    25,285
   Weighted average number of common
     shares, common share equivalents an
     partnership common units
     outstanding(c)....................     51,478           21,590          29,119         14,994          11,461

(a) In the second quarter of 1996, AIMCO reorganized its ownership of the service company business. Prior to the 1996 reorganization, AIMCO reported the service company business on the equity method. After the 1996 reorganization, the service company business was conducted by a limited partnership controlled by AIMCO and was, therefore, consolidated. AIMCO has restated the balance sheet as of December 31, 1995 and the statements of income and statements of cash flows for the year ended December 31, 1995 to reflect the change. The restatement has no impact on net income, but does increase third party and affiliate management and other income, management and other expenses, amortization of management company goodwill and depreciation of non-real estate assets. In the third quarter of 1998, AIMCO reorganized its ownership of the service company business so that it is now conducted by the management companies, which are not consolidated.

(b) The management of AIMCO believes that the presentation of funds from operations ("FFO"), when considered with the financial data determined in accordance with generally accepted accounting principles ("GAAP"), provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO, nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO calculates FFO in a manner consistent with the NAREIT definition, which includes adjustments for minority interest in the AIMCO Operating Partnership plus amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO's management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of our ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that the basis of computing FFO is comparable with that of other REITs.

       The following is a reconciliation of income before minority interest in AIMCO Operating Partnership to FFO:

                                                   SIX MONTHS ENDED                     YEAR ENDED
                                                       JUNE 30,                        DECEMBER 31,
                                                       --------                        ------------
                                                  1998          1997         1997          1996          1995
                                                  ----          ----         ----          ----          ----
                                                      (unaudited)                     (in thousands)

Income before minority interest in
   AIMCO Operating Partnership............... $  38,524     $  11,464    $  32,697     $  15,673     $  14,988
Gain on disposition of property..............    (2,526)           --       (2,720)          (44)           --
Extraordinary item...........................        --           269          269            --            --
Real estate depreciation, net of minority
   interests.................................    32,423        13,250       33,751        19,056        15,038
Amortization of goodwill.....................     4,727           474          948           500           428
Equity in earnings of unconsolidated subsidiaries:
   Real estate depreciation..................        --         1,263        3,584            --            --
   Amortization of management contracts......     3,088           150        1,587            --            --
   Deferred taxes............................     4,291           874        4,894            --            --
Equity in earnings of other partnerships:
   Real estate depreciation..................     9,131           697        6,280            --            --
Preferred stock dividends....................    (6,001)           --         (135)           --        (5,169)
                                                 ------            --         ----            --        ------
Funds from operations........................ $  83,657     $  28,441    $  81,155     $  35,185     $  25,285
                                              =========     =========    =========     =========     =========

(c) Generally, after a one-year holding period, partnership common units of AIMCO Operating Partnership may be tendered for redemption at the option of the holder and, upon tender, may be acquired by AIMCO for shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock for each unit (subject to adjustment) or, at AIMCO's election, cash.


                  In addition, the following is expressly incorporated in this Statement by reference: (i) the audited financial statements of AIMCO set forth at Part I--Item 6 of AIMCO's Annual Report on Form 10-K/A for the year ended December 31, 1997, which is on file with the Commission; and (ii) the unaudited financial statements of AIMCO set forth at Part I--Item 1 of AIMCO's Quarterly Report on Form 10-Q for the period ended June 30, 1998, which is on file with the Commission.

ITEM 10.          ADDITIONAL INFORMATION.

                  (f) The Offer has been extended to 5:00 p.m., New York time, on Monday, November 16, 1998. On October 19, 1998, the Purchaser issued a press release announcing such extension and reporting that approximately 842 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(5) to this Amendment No. 1 and is incorporated herein by reference in its entirety.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(5) Text of press release issued by the Purchaser on
                         October 19, 1998.

                  (c)(1) Assignment and Assumption Agreement, dated as of
                         October 1, 1998, between IPLP and AIMCO OP.

                  (c)(2) Agreement and Plan of Merger, dated as of October 1,
                         1998, between IPT and AIMCO.

                  (c)(3) Irrevocable Limited Proxy, dated October 1, 1998,
                         granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison.

                  (c)(4) Second Amended and Restated Bylaws of IPT, dated
                         October 2, 1998.

                  (c)(5) Shareholder's Agreement, dated October 1, 1998, among
                         AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 1998

                                              COOPER RIVER PROPERTIES, L.L.C.

                                              By:   Insignia Properties, L.P.,
                                                    its managing member

                                              By:   Insignia Properties Trust,
                                                    its general partner


                                              By:   /s/ PATRICK J. FOYE
                                                  -----------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                              INSIGNIA PROPERTIES, L.P.

                                              By:   Insignia Properties Trust,
                                                    its general partner


                                              By:   /s/ PATRICK J. FOYE
                                                  -----------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                              INSIGNIA PROPERTIES TRUST


                                              By:   /s/ PATRICK J. FOYE
                                                  -----------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                              APARTMENT INVESTMENT AND
                                              MANAGEMENT COMPANY


                                              By:   /s/ PATRICK J. FOYE
                                                  -----------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President

                                   SCHEDULE I

                           INFORMATION REGARDING THE
                     TRUSTEES AND EXECUTIVE OFFICERS OF IPT

Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the trustees and executive officers of IPT. Each person identified below is employed by IPT, unless otherwise indicated, and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Trustees are identified by an asterisk.

                                          PRESENT PRINCIPAL OCCUPATION
                                                OR EMPLOYMENT AND
NAME                                      FIVE-YEAR EMPLOYMENT HISTORY
----                                      ----------------------------

Terry Considine*                Terry Considine has served as a Trustee and as
                                Chairman of the Board of Trustees and Chief
                                Executive Officer of IPT since October 1, 1998.
                                For additional information concerning Mr.
                                Considine, see Schedule II.

Peter. K. Kompaniez*            Peter K. Kompaniez has served as President and
                                a Trustee of IPT since October 1, 1998. For additional information concerning Mr.
                                Kompaniez, see Schedule II.

Thomas W. Toomey*               Thomas W. Toomey has served as Executive Vice
                                President -- Finance and a Trustee of IPT since
                                October 1, 1998. For additional information concerning Mr. Toomey, see Schedule II.

Joel F. Bonder                  Joel F. Bonder has served as Executive Vice
                                President and General Counsel of IPT since
                                October 1, 1998. For additional information concerning Mr. Bonder, see Schedule II.

Jeffrey P. Cohen                Jeffrey P. Cohen has served as Secretary of
                                IPT since October 1, 1998. Mr. Cohen currently serves as a Senior Vice President of Insignia/
                                ESG Holdings, Inc., a Delaware corporation
                                ("Holdings") and also serves as Executive
                                Managing Director of Insignia/ESG, Inc., which is the operating company of Holdings.

Patrick J. Foye*                Patrick J. Foye has served as Executive Vice
                                President and a Trustee of IPT since October 1,
                                1998. For additional information concerning Mr.
                                Foye, see Schedule II.

Robert Ty Howard                Robert Ty Howard has served as Executive
                                Vice President -- Ancillary Services of IPT since October 1, 1998. For additional information concerning Mr. Howard, see Schedule
                                II.

Steven D. Ira*                  Steven D. Ira has served as Executive Vice
                                President and a Trustee of IPT since October 1,
                                1998. For additional information concerning Mr.
                                Ira, see Schedule II.

                                          PRESENT PRINCIPAL OCCUPATION
                                                OR EMPLOYMENT AND
NAME                                      FIVE-YEAR EMPLOYMENT HISTORY
----                                      ----------------------------

David L. Williams               David L. Williams has served as Executive Vice
                                President -- Property Operations of IPT since
                                October 1, 1998. For additional information concerning Mr. Williams, see Schedule II.

Harry G. Alcock*                Harry G. Alcock has served as Senior Vice
                                President -- Acquisitions and a Trustee of IPT since October 1, 1998. For additional information concerning Mr. Alcock, see Schedule
                                II.

Troy D. Butts                   Troy D. Butts has served as Senior Vice
                                President and Chief Financial Officer of IPT since October 1, 1998. For additional information concerning Mr. Butts, see Schedule
                                II.

Andrew L. Farkas*               Andrew L. Farkas currently serves as a
  375 Park Avenue               Continuing Trustee of IPT since October 1,
  Suite 3401                    1998. Mr. Farkas' present principal occupation
  New York, New York 10152      is to serve as the Chairman of the Board and
                                Chief Executive Officer of Holdings, which is the parent company of an international real estate organization specializing in commercial real estate services, single-family brokerage and mortgage origination, condominium and cooperative apartment management, equity co-investment and other services. Holdings' principal executive offices are located at 200
                                Park Avenue, New York, New York 10166.

James A. Aston*                 James A. Aston currently serves as a Continuing
  15 South Main Street          Trustee of IPT since October 1, 1998. Mr.
  Greenville,                   Aston's present principal occupation is to
  South Carolina 29601          serve as Chief Financial Officer and member of
                                the Office of the Chairman of Holdings.

Frank M Garrison*               Frank M. Garrison currently serves as a
  102 Woodmont Boulevard        Continuing Trustee of IPT since October 1,
  Suite 400                     1998. Mr. Garrison's present principal
  Nashville, Tennessee 37205    occupation is as a member of the Office of the
                                Chairman of Holdings.

                                          PRESENT PRINCIPAL OCCUPATION
                                                OR EMPLOYMENT AND
NAME                                      FIVE-YEAR EMPLOYMENT HISTORY
----                                      ----------------------------

Bryan L. Herrmann*              Bryan L. Herrmann currently serves as a
  5043 Gould Avenue             Continuing Trustee of IPT since October 1,
  La Canada, California 91011   1998. Mr. Herrmann's present principal
                                occupation is as an investment banker and Chairman and Chief Executive Officer of Base
                                Camp 9 Corp., since 1990. Mr. Herrmann served as a Trustee, Chairman of the Compensation
                                Committee and member of the Executive Committee of the Board of Trustees of Angeles Mortgage
                                Investment Trust from 1994 until September
                                1998. In addition to his duties at Base Camp 9
                                Corp., from 1992 to 1994, Mr. Herrmann served as Chief Executive Officer of Spaulding
                                Composites Company and is currently a member of its board of directors. Since 1984 Mr. Herrmann has been the general partner of MOKG 1984
                                Investment Partners Ltd. Mr. Herrmann is a member of the board of directors of Wynn's
                                International, Inc., a New York Stock Exchange
                                Company.

Warren M. Eckstein*             Warren M. Eckstein currently serves as a
  Warburg Dillon Read           Continuing Trustee of IPT since October 1,
  535 Madison Avenue            1998. Mr. Eckstein's present principal
  6th Floor                     occupation is as Managing Director --
  New York, New York 10022      Investment Banking of Paine Webber
                                Incorporated, since October 1996. Prior to
                                October 1996, Mr. Eckstein served as Senior
                                Vice President, Investment Banking, of Dillon,
                                Reed & Co., Inc.

                                  SCHEDULE II

                           INFORMATION REGARDING THE
                   DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO

Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of AIMCO. Unless otherwise indicated, each person identified below is employed by AIMCO and is a United States citizen. The principal business address of AIMCO and, unless otherwise indicated, the business address of each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Directors are identified by an asterisk.


                                          PRESENT PRINCIPAL OCCUPATION
                                                OR EMPLOYMENT AND
NAME                                      FIVE-YEAR EMPLOYMENT HISTORY
----                                      ----------------------------

Terry Considine*                Mr. Considine has been Chairman of the Board of
                                Directors and Chief Executive Officer of AIMCO since July 1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property
                                Asset Management, L.L.C., a Colorado limited liability company, and its related entities
                                (collectively, "PAM"), one of AIMCO's
                                predecessors. On October 1, 1996, Mr. Considine was appointed Co-Chairman and director of Asset
                                Investors Corp. and Commercial Asset Investors,
                                Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A.
                                from Harvard College, a J.D. from Harvard Law
                                School and is admitted as a member of the Massachusetts Bar. Mr. Considine has had substantial multifamily real estate experience.
                                From 1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately
                                35 multifamily apartment properties and
                                commercial real estate properties. Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr.
                                Considine.

                                          PRESENT PRINCIPAL OCCUPATION
                                                OR EMPLOYMENT AND
NAME                                      FIVE-YEAR EMPLOYMENT HISTORY
----                                      ----------------------------

Peter K. Kompaniez*             Mr. Kompaniez has been Vice Chairman, President
                                and a director of AIMCO since July 1994. Since
                                September 1993, Mr. Kompaniez has owned 75% of
                                PDI Realty Enterprises, Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to 1993, he served as President and Chief Executive Officer of Heron Financial Corporation ("HFC"), a
                                United States holding company for Heron
                                International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr.
                                Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt
                                Hall). The downturn in the real estate markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron International N.V. and its subsidiaries and affiliates (the "Heron
                                Group"). During this period from 1986 to 1993, Mr. Kompaniez served as President and Chief
                                Executive Officer of Heron Financial
                                Corporation ("HFC"), and as a director or officer of certain other Heron Group entities.
                                In 1993, HFC, its parent Heron International, and certain other members of the Heron Group voluntarily entered into restructuring agreements with separate groups of their United
                                States and international creditors. The
                                restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron
                                International and its non-United States
                                subsidiaries. At the conclusion of the
                                restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing
                                United States operations of HFC and the other
                                United States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common Stock, Mr. Kompaniez was appointed
                                Vice Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

                                          PRESENT PRINCIPAL OCCUPATION
                                                OR EMPLOYMENT AND
NAME                                      FIVE-YEAR EMPLOYMENT HISTORY
----                                      ----------------------------

Thomas W. Toomey                Mr. Toomey has served as Senior Vice President
                                -- Finance and Administration of AIMCO since
                                January 1996 and was promoted to Executive
                                Vice-President -- Finance and Administration in
                                March 1997. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln
                                Property Company ("LPC") as well as Vice
                                President/Senior Controller and Director of
                                Administrative Services of Lincoln Property
                                Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur
                                Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal &
                                Company. Mr. Toomey received a B.S. in Business
                                Administration/Finance from Oregon State
                                University and is a Certified Public
                                Accountant.

Joel F. Bonder                  Mr. Bonder was appointed Executive Vice
                                President and General Counsel of AIMCO
                                effective December 8, 1997. Prior to joining
                                AIMCO, Mr. Bonder served as Senior Vice
                                President and General Counsel of NHP from April
                                1994 until December 1997. Mr. Bonder served as
                                Vice President and Deputy General Counsel of
                                NHP from June 1991 to March 1994 and as
                                Associate General Counsel of NHP from 1986 to
                                1991. From 1983 to 1985, Mr. Bonder was with the Washington, D.C. law firm of Lane & Edson,
                                P.C. From 1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies.
                                Mr. Bonder received an A.B. from the University of Rochester and a J.D. from Washington
                                University School of Law.

Patrick J. Foye                 Mr. Foye has served as Executive Vice President
                                of AIMCO since May 1998. Prior to joining
                                AIMCO, Mr. Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy Chairman of the Long Island Power
                                Authority and serves as a member of the New
                                York State Privatization Council. He received a
                                B.A. from Fordham College and a J.D. from Fordham University Law School.

                                          PRESENT PRINCIPAL OCCUPATION
                                                OR EMPLOYMENT AND
NAME                                      FIVE-YEAR EMPLOYMENT HISTORY
----                                      ----------------------------

Robert Ty Howard                Mr. Howard was appointed Executive Vice
                                President -- Ancillary Services in February
                                1998. Prior to joining AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig
                                Corporation, Reading Company and Decurion
                                Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management.
                                From 1983 to 1988, he was employed by Spieker
                                Properties. Mr. Howard received a B.A. from
                                Amherst College, a J.D. from Harvard Law School and an M.B.A. from Stanford University Graduate
                                School of Business.

Steven D. Ira                   Mr. Ira is a Co-Founder of AIMCO and has served
                                as Executive Vice President of AIMCO since July
                                1994. From 1987 until July 1994,he served as
                                President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and
                                Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment Manager Accreditation
                                Board and is a former president of both the National Apartment Association and the Colorado
                                Apartment Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National Apartment Association in its 54-year history. He holds a Certified Apartment
                                Property Supervisor (CAPS) and a Certified
                                Apartment Manager designation from the National
                                Apartment Association, a Certified Property
                                Manager (CPM) designation from the National
                                Institute of Real Estate Management (IREM) and he is a member of the Board of Directors of the National Multi-Housing Council, the National
                                Apartment Association and the Apartment
                                Association of Metro Denver. Mr. Ira received a
                                B.S. from Metropolitan State College in 1975.

David L. Williams               Mr. Williams has been Executive Vice President
                                -- Operations of AIMCO since January 1997.
                                Prior to joining AIMCO, Mr. Williams was Senior
                                Vice President of Operations at Evans
                                Withycombe Residential, Inc. from January 1996 to January 1997. Previously, he was Executive
                                Vice President at Equity Residential Properties
                                Trust from October 1989 to December 1995. He has served on National Multi-Housing Council
                                Boards and NAREIT committees. Mr. Williams also served as Senior Vice President of Operations and Acquisitions of US Shelter Corporation from
                                1983 to 1989. Mr. Williams has been involved in the property manage- ment, development and acquisition of real estate properties since
                                1973. Mr. Williams received his B.A. in
                                education and administration from the
                                University of Washington in 1967.

                                          PRESENT PRINCIPAL OCCUPATION
                                                OR EMPLOYMENT AND
NAME                                      FIVE-YEAR EMPLOYMENT HISTORY
----                                      ----------------------------

Harry G. Alcock                 Mr. Alcock has served as Vice President since
                                July 1996, and was promoted to Senior Vice
                                President -- Acquisitions in October 1997, with responsibility for acquisition and financing activities since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior
                                Financial Analyst for PDI and HFC. From 1988 to
                                1992, Mr. Alcock worked for Larwin Development
                                Corp., a Los Angeles based real estate
                                developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for Ford Aerospace
                                Corp. He received his B.S. from San Jose State
                                University.

Troy D. Butts                   Mr. Butts has served as Senior Vice President
                                and Chief Financial Officer of AIMCO since
                                November 1997. Prior to joining AIMCO, Mr.
                                Butts served as a Senior Manager in the audit practice of the Real Estate Services Group for Arthur Andersen LLP in Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr. Butts holds a Bachelor of Business
                                Administration degree in Accounting from Angelo
                                State University and is a Certified Public
                                Accountant.

Richard S. Ellwood*             Mr. Ellwood was appointed a Director of AIMCO
  12 Auldwood Lane              in July 1994 and is currently Chairman of the
  Rumson, NJ 07760              Audit Committee. Mr. Ellwood is the founder and
                                President of R.S. Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in
                                1987, Mr. Ellwood had 31 years experience on Wall Street as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to
                                1987; Managing Director at Warburg Paribas
                                Becker from 1978 to 1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in various capacities at J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a director of FelCor Suite Hotels, Inc. and
                                Florida East Coast Industries, Inc.

                                          PRESENT PRINCIPAL OCCUPATION
                                                OR EMPLOYMENT AND
NAME                                      FIVE-YEAR EMPLOYMENT HISTORY
----                                      ----------------------------

J. Landis Martin*               Mr. Martin was appointed a Director of AIMCO in
  1999 Broadway                 July 1994 and became Chairman of the
  Suite 4300                    Compensation Committee in March 1998. Mr.
  Denver, CO 80202              Martin has served as President and Chief
                                Executive Officer and a Director of NL
                                Industries, Inc., a manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates
                                Titanium Metals Corporation ("TIMET") and NL
                                Industries, Inc., since 1990 and as Chief
                                Executive Officer and a director of Tremont since 1998. Mr. Martin has served as Chairman of Timet, an integrated producer of titanium, since 1987 and Chief Executive Officer since
                                January 1995. From 1990 until its acquisition by Dresser Industries, Inc. ("Dresser") in
                                1994, Mr. Martin served as Chairman of the Board and Chief Executive Officer of Baroid
                                Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.

Thomas L. Rhodes*               Mr. Rhodes was appointed a Director of AIMCO in
  215 Lexington Avenue          July 1994. Mr. Rhodes has served as the
  4th Floor                     President and a Director of National Review
  New York, NY 10016            magazine since November 30, 1992, where he has
                                also served as a Director since 1998. From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General Partner from 1987 until November 27, 1992. He is currently
                                Co-Chairman of the Board, Co-Chief Executive
                                Officer and a Director of Commercial Assets
                                Inc. and Asset Investors Corporation. He also serves as a Director of Delphi Financial Group, Inc. and its subsidiaries, Delphi International
                                Ltd., Oracle Reinsurance Company, and the Lynde and Harry Bradley Foundation. Mr. Rhodes is
                                Chairman of the Empire Foundation for Policy
                                Research, a Founder and Trustee of Change NY, a
                                Trustee of The Heritage Foundation, and a
                                Trustee of the Manhattan Institute.

John D. Smith*                  Mr. Smith was appointed a Director of AIMCO in
  3400 Peachtree Road           November 1994. Mr. Smith is Principal and
  Suite 831                     President of John D. Smith Developments. Mr.
  Atlanta, GA 30326             Smith has been a shopping center developer,
                                owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in Atlanta, Georgia. Mr.
                                Smith is a Trustee and former President of the International Council of Shopping Centers and was selected to be a member of the American
                                Society of Real Estate Counselors. Mr. Smith served as a Director for Pan-American
                                Properties, Inc. (National Coal Board of Great
                                Britain) formerly known as Continental Illinois
                                Properties. He also serves as a director of American Fidelity Assurance Companies and is retained as an advisor by Shop System Study
                                Society, Tokyo, Japan.

                                 EXHIBIT INDEX
                                 -------------

   EXHIBIT NO.                             DESCRIPTION
   -----------                             -----------

      (a)(5)           Text of press release issued by the Purchaser on October
                       19, 1998.

      (c)(1) Assignment and Assumption Agreement, dated as of October 1, 1998, between IPLP and AIMCO OP.

      (c)(2) Agreement and Plan of Merger, dated as of October 1, 1998, between IPT and AIMCO (incorporated by reference to Exhibit 2.1 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

      (c)(3) Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit
                       99.1 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

      (c)(4) Second Amended and Restated Bylaws of IPT, dated October 2, 1998 (incorporated by reference to Exhibit 3.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998.)

      (c)(5) Shareholder's Agreement dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

                                       24